SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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Form 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2026
Commission File Number 1-14926
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KT Corporation
(Translation of registrant's name into English)
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90, Buljeong-ro,
Bundang-gu, Seongnam-si,
Gyeonggi-do,
Korea
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒   Form 40-F ☐

KT Corporate Value-Up Plan

1. Title
2026 KT Corporate Value-Up Plan

2. Key Details
[Mid-to-Long-Term Target]
• Achieve a consolidated ROE of 9%–10% by 2028 (maintaining the target announced in 2024)

[Action Plan]
•[AX Initiatives] Transform into AX Platform Company through AX-driven innovation and growth
–More than double AX revenue by 2028 compared with 2025 by expanding AX infrastructure, including AIDC and submarine cables, driving service innovation and developing new growth businesses

•[Enhance Profitability] Improve profitability by streamlining low-margin, low-growth businesses and reducing costs through AX (achieve a consolidated operating profit margin of 9% or higher by 2028)
–(Business Streamline) Complete the previously planned streamlining of low-margin businesses and continue to identify additional businesses for rationalization
–(Cost Efficiency) Improve sales and operational efficiency by embedding AX across operations, including enhanced customer management, optimization of service activation and A/S service, and optimization of network operations

•[Optimize Asset Efficiency] Monetize non-core assets based on their purpose of ownership, strategic value and other relevant considerations
–Assets Held: KRW 12.3 trillion book value as of 2Q26 (real estate: KRW 4.6 trillion; marketable securities: KRW 3.3 trillion; subsidiaries: KRW 4.4 trillion)
–Monetization of Non-Core Assets: Accelerate monetization of non-core assets that no longer serve original purpose or provide strategic value

•[Capital Allocation] Implement capital allocation initiatives to improve ROE, including treasury share buybacks and cancellations and strategic investments
–KRW 750 billion treasury share buybacks and cancellations from 2026 through 2028
–Consider strategic investments using surplus cash flow after additional shareholder returns, based on financial position, strategic fit and synergies.

3. Date of Determination: August 11, 2026 (Resolution by the Board of Directors)
4. Other Important Information Relevant to Investment Decision

•Please refer to the attached “KT Corporate Value-Up Plan” for further details.
•The consolidated ROE referred to in “2. Key Details” above represents return on equity, calculated by dividing consolidated net income attributable to owners of the parent by controlling shareholders’ equity.
•“2. Key Details” above and in the exhibit are subject to change depending on future market conditions and changes in the business environment.
•The Company qualifies as a high-dividend company under Article 104-27 of the Act on Restriction on Special Cases concerning Taxation.

EXHIBIT INDEX

Exhibit No.	Description
99.1	2026 KT Corporate Value up Plan

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 12, 2026
KT Corporation

By:	/s/ Sun Wook Kim
Name: Sun Wook Kim
Title: IRO

By:	/s/ Sanghyun Cho
Name: Sanghyun Cho
Title: IR Team Leader